

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

Mail Stop 3561

January 31, 2008

Mr. Gustave T. Dotoli
Chief Operating Officer and Chief Financial Officer
Packetport.com, Inc.
587 Connecticut Avenue
Norwalk, CT 06854

>   **Re: Packetport.com, Inc.**
>   **Form 10-KSB for the Fiscal Year Ended January 31, 2007**
>   **Filed May 15, 2007**
>   **File No. 0-19705**

Dear Mr. Dotoli:

        We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended January 31, 2007

General

1.   In future filings, please include the Item 8A. Controls and Procedures disclosures required by Form 10-KSB Official Text. Within Item 8A., disclose the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. Also, disclose any change in your internal control over financial reporting that occurred during your last fiscal quarter (fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting. Refer to Items 307 and 308(c) of Regulation S-B. This comment also applies to your Forms 10-QSB.

Exhibits 31.1, 31.2 and 31.3

2.   Please confirm to us that the inclusion of the titles of the Chief Executive Officer, Chief Financial Officer and Director in the introductory paragraphs was not intended to limit the capacity in which such individuals provided the certifications. In future filings, please omit the titles in the introductory paragraph. Refer to Question 11 of the Staff's Frequently Asked Questions regarding the Sarbanes-Oxley Act of 2002 issued in November 2002 and available on our website at www.sec.gov. This comment also applies to your Forms 10-QSB.

3.   In future filings, please revise your certifications with wording exactly as set forth in Item 601(b)(31) of Regulation S-B. This comment also applies to your Forms 10-QSB.

*   *   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Yong Kim at (202) 551-3323 if you have any questions regarding these comments. In her absence, you may direct your questions to Andrew Blume at (202) 551-3254. Please contact me at (202) 551-3849 with any other questions.

Sincerely,

James Allegretto
Senior Assistant Chief Accountant